SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
 __________________________________
Under Armour, Inc.
(Name of Issuer)
 __________________________________
Class A Common Stock, $0.0003 1/3 par value per share
(Title of Class of Securities)

904311107
(CUSIP Number)

Kevin A. Plank
Chairman of the Board and Chief Executive Officer
Under Armour, Inc.
1020 Hull Street
Baltimore, MD 21230
(410) 454-6428
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2016
(Date of Event which Requires Filing of this Statement)
 __________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 904311107	Page 1 of 3 Pages

SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Kevin A. Plank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,585,020*
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 34,585,020*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,585,020*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*     Includes 135,020 shares of Class A Common Stock owned directly by the Reporting Person, 32,646,600 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 32,646,600 shares of Class B Common Stock owned directly or indirectly in trust by the Reporting Person, and 1,803,400 shares of Class A Common Stock that can be acquired, upon the election of the Reporting Person, through the conversion of 1,803,400 shares of Class B Common Stock owned by two limited liability companies for which the Reporting Person can appoint the manager. Does not include 33,823,404 shares of the Issuer’s non-voting Class C Common Stock, par value $0.0003 1/3 per share (the “Class C Common Stock”). Although shares of the Issuer’s Class C Common Stock do not have any voting rights (other than in certain limited circumstances), upon the occurrence of certain events, the Class C Common Stock would convert into shares of Class A Common Stock.

CUSIP No. 904311107	Page 2 of 3 Pages
This Amendment No. 15 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2005, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on June 7, 2006, and Amendment No. 2, filed with the Commission on December 18, 2006, and Amendment No. 3, filed with the Commission on November 6, 2007, and Amendment No. 4, filed with the Commission on November 24, 2010, and Amendment No. 5, filed with the Commission on May 19, 2011, and Amendment No. 6, filed with the Commission on December 6, 2011, and Amendment No. 7, filed with the Commission on August 17, 2012, and Amendment No. 8, filed with the Commission on December 12, 2012, and Amendment No. 9, filed with the Commission on November 26, 2013, and Amendment No. 10, filed with the Commission on June 13, 2014, and Amendment No. 11, filed with the Commission on November 26, 2014, Amendment No. 12, filed with the Commission on June 15, 2015, Amendment No. 13, filed with the Commission on November 12, 2015, and Amendment No. 14, filed with the Commission on April 18, 2016 (as amended, the “Schedule 13D”), by Kevin A. Plank (the “Reporting Person”), relating to the common stock, par value $0.0003 1/3 per share (the “Class A Common Stock”), of Under Armour, Inc., a Maryland corporation (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following information:
On October 28, 2015, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class B Common Stock and, if and when issued, the Issuer’s Class C Common Stock. Pursuant to the pre-arranged stock trading plan, the Reporting Person sold shares of Class C Common Stock as follows: from April 26, 2016 through April 29, 2016, the Reporting Person sold 900,000 shares of Class C Common Stock personally and 100,000 shares of Class C Common Stock from his charitable foundation at prices ranging from $40.48 to $44.83 per share for aggregate proceeds of $38,262,480 personally and $4,251,387 for his charitable foundation.
On June 29, 2016, in connection with the Issuer’s stock dividend to shareholders of record as of June 15, 2016 of 0.007098 shares per share of Class C Common Stock outstanding, the Reporting Person acquired beneficial ownership of 238,384 shares of Class C Common Stock.
As a result of these transactions, the Reporting Person beneficially owns 34,450,000 shares of Class B Common Stock, 135,020 shares of Class A Common Stock and 33,823,404 shares of Class C Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis under certain circumstances, including at the option of the Reporting Person. Accordingly, the Reporting Person is deemed to be the beneficial owner of 34,585,020 shares of Class A Common Stock. Shares of Class C Common Stock do not have any voting rights (other than in certain limited circumstances). Upon the occurrence of certain events, however, the Class C Common Stock would convert into shares of Class A Common Stock.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
On August 31, 2016, the Reporting Person entered into a pre-arranged stock trading plan to sell shares of the Issuer’s Class C Common Stock. The trading plan is designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. The trading plan provides for the sale, over a period of approximately nine months beginning in October 2016, of up to 1,875,000 shares of the Issuer’s Class C Common Stock held by him personally and up to 200,000 shares of the Issuer’s Class C Common Stock held by his charitable foundation.
These sales are being done for asset diversification, tax and estate planning and charitable giving purposes. If the Reporting Person completes all the planned sales under this trading plan, he would beneficially own 31,748,404 shares of Class C Common Stock and 34,585,020 shares of Class B Common Stock and Class A Common Stock. This represents approximately 15.2% of the total shares of Class A, Class B and Class C Common Stock outstanding as of June 30, 2016, and approximately 15.9% of the total shares of Class A and Class B Common Stock outstanding as of June 30, 2016. The Class A and B Common Stock beneficially owned by the Reporting Person represent approximately 65.3% of the combined voting power of the Issuer’s outstanding shares as of June 30, 2016.
Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition of additional securities of the Issuer, the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets, a change in the present Board or management of the Issuer, a material change in the present capitalization or dividend policy of the Issuer, any other material change to the Issuer’s business or corporate structure, a change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, the delisting or deregistration of any of the Issuer’s securities or any action similar to the listed actions.

CUSIP No. 904311107	Page 3 of 3 Pages

SIGNATURE
After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 2, 2016
Date
/s/ Kevin A. Plank
Signature
Kevin A. Plank
Name/Title